SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-12396

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	[_] Form 11-K	[_] Form 20-F	[_] Form 10-Q

[_] Form N-SAR

For Period Ended: December 31, 2006

[_]	Transition Report on Form 10-K

[_]	Transition Report on Form 20-F

[_]	Transition Report on Form 11-K

[_]	Transition Report on Form 10-Q

[_]	Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

THE BEARD COMPANY
Full name of registrant

Former name if applicable

Enterprise Plaza, Suite 320 5600 N. May
Address of principal executive office (Street and number)

Oklahoma City, Oklahoma 73112
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Beard Company (the "Company") utilizes decentralized accounting for the operations of several of the subsidiaries in the consolidated group. As a result of delays in closing the books of accounts of several of the Company’s subsidiaries and due to the matters discussed below more time is needed to prepare complete and accurate consolidated financial statements.

The Company is awaiting the results of an audit of an entity in which the Company had an investment. Disclosures in the Company's Form 10-K could be affected by the results of that audit which is not yet complete.

The issues involved could not be resolved in time to meet the required filing deadline.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Herb Mee, Jr. President – Chief Financial Officer	405	842-2333
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).          ☒ Yes [_] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☒ Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates there will be a significant change in results of operations from the year ended December 31, 2005 to the year ended December 31, 2006. The Company presently anticipates that its results of operations for the year ended December 31, 2006 will reflect a loss of $1,475,000 compared to $2,160,000 for the year ended December 31, 2005.

Several factors have contributed to the improvement in operating results including, among other things, a $375,000 increase in operating profit in the Company's CO2 Segment.

SIGNATURE

THE BEARD COMPANY has authorized this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BEARD COMPANY (Registrant)

Date: March 30, 2007	By: /s/ Herb Mee, Jr. Herb Mee, Jr. President – Chief Financial Officer

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